[redacted]

SECURITI 09055046 SSION

SEC Mail Processing Section
JAN 29 2009
Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/07 (MM/DD/YY) AND ENDING 11/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Morgan Stanley Distribution, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Front Street, Suite 400
(No. and Street)

West Conshohocken (City) PA (State) 19428-2881 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elie Cohen (917) 790-5667
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) NY (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Joseph D'Auria, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Morgan Stanley Distribution, Inc., as of November 30, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Joseph D'Auria
Executive Director and Financial and Operations Principal

Subscribed to before me
this 27th day of January, 2009.

CHRISTINE L. SZYMANSKI
Notary Public, State of New York
No. 01SZ4957901
Qualified in New York County
Commission Expired Oct. 23, 2009

MORGAN STANLEY DISTRIBUTION, INC.

(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF NOVEMBER 30, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

Independent Auditors' Report

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company"), a wholly owned subsidiary of Morgan Stanley Investment Management Inc., as of November 30, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of the Company at November 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 27, 2009

MORGAN STANLEY DISTRIBUTION, INC.
STATEMENT OF FINANCIAL CONDITION
November 30, 2008
(In thousands of dollars, except share data)

ASSETS

Cash and cash equivalents	$ 13,280
Receivables:	
Distribution and shareholder servicing fees	2,883
Brokers, dealers and clearing organizations	49
Affiliates	25
Interest and dividends	13
Other assets	50
Total assets	$ 16,300

LIABILITIES AND STOCKHOLDER'S EQUITY

Short-term borrowings from affiliates	$ 1,127
Payables:	
Brokers, dealers and clearing organizations	3,198
Other	53
Total liabilities	4,378
Stockholder's equity:	
Common stock and additional paid-in capital (no par value, 1,000 shares authorized, 100 shares issued)	9,045
Retained earnings	2,877
Total stockholder's equity	11,922
Total liabilities and stockholder's equity	$ 16,300

See Notes to Statement of Financial Condition.

MORGAN STANLEY DISTRIBUTION, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
November 30, 2008
(In thousands of dollars)

Note 1 - Introduction and Basis of Presentation

The Company

Morgan Stanley Distribution, Inc. (the "Company"), a registered broker-dealer, is a wholly owned subsidiary of Morgan Stanley Investment Management Inc. ("MSIM" or the "Parent"). The Company, a Pennsylvania corporation, is the principal underwriter and distributor of the shares of Morgan Stanley Institutional Fund Trust, Morgan Stanley Institutional Fund, Inc., Morgan Stanley Institutional Liquidity Funds and The Universal Institutional Funds, Inc. (collectively, the "Funds"). The Funds are management investment companies registered with the Securities and Exchange Commission under the Investment Company Act of 1940, which are managed by MSIM. MSIM is a wholly owned subsidiary of Morgan Stanley ("MS"). The Company is also a placement agent for certain Morgan Stanley Private Investment Funds.

Basis of Financial Information

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the U.S., which require the Company to make estimates and assumptions regarding the potential outcome of litigation and other matters that affect the reported amounts in the statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

Related Party Transactions

Short-term borrowings from affiliates are unsecured, bear interest at prevailing market rates and are payable on demand. The balance consists primarily of intercompany funding from the Parent and MS as well as other intercompany payables.

Return of Capital

During the year, the Company returned capital of $10,000 to the Parent.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents are primarily invested in a third party money market fund and a money market fund sponsored by an affiliate.

Distribution and Shareholder Servicing Fees Receivable

Distribution and shareholder servicing fees receivable represent distribution fees and shareholder servicing fees due from the Funds, which are based on a percentage of the monthly average of the daily net asset values of certain classes of shares of such funds in accordance with distribution and shareholder servicing plans

between the Company and the Funds, most of which are pursuant to Rule 12b-1 of the Investment Company Act of 1940.

Brokers, Dealers and Clearing Organizations Payable

Payables to brokers, dealers and clearing organizations represent amounts due to external brokers who distribute the shares of the Funds to the public.

Income Taxes

Provision for income taxes is calculated using the asset and liability method, under which deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and income tax bases of assets and liabilities, using currently enacted tax rates.

Accounting Developments

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the adoption of FIN 48 on December 1, 2007, the Company recorded a cumulative effect adjustment of approximately $4 as a decrease to the opening balance of Retained earnings as of December 1, 2007.

Risk Management

The Company's risk management policies and related procedures are integrated with those of MS and its other consolidated subsidiaries. These policies and related procedures are administered on a coordinated global basis with consideration given to each subsidiary, including the Company's specific capital and regulatory requirements.

The cornerstone of MS's risk management philosophy is protection of MS's franchise, reputation and financial standing. MS's risk management philosophy is based on the following principles: comprehensiveness, independence, accountability, defined risk tolerance and transparency. Given the importance of effective risk management to MS's reputation, senior management requires thorough and frequent communication and appropriate escalation of risk matters.

Risk management at MS requires independent MS-level oversight, constant communication, judgment, and knowledge of specialized products and markets. MS's senior management takes an active role in the identification, assessment and management of various risks of MS. In recognition of the increasingly varied and complex nature of the global financial services business, MS's risk management philosophy, with its attendant policies, procedures and methodologies, is evolutionary in nature and subject to ongoing review and modification.

The nature of MS's risks, coupled with this risk management philosophy, informs MS's risk governance structure. MS's risk governance structure includes the Firm Risk Committee, the Capital Structure and Strategic Transactions Committee, the Chief Risk Officer, the Internal Audit Department, independent control groups and various risk control managers, committees and groups located within and across the business units.

The Firm Risk Committee, composed of MS's most senior officers, oversees MS's risk management structure. The Firm Risk Committee's responsibilities include oversight of MS's risk management principles, procedures and limits, and the monitoring of material financial, operational and franchise risks. The Firm Risk Committee is overseen by the Audit Committee of the Board of Directors (the "Audit Committee"). The Capital Structure and Strategic Transactions Committee (the "Capital Committee") reviews strategic transactions for MS and significant changes to MS's capital structure. The Capital Committee's responsibilities include reviewing measures of capital and evaluating capital resources relative to MS's risk profile and strategy.

The Chief Risk Officer, a member of the Firm Risk Committee, oversees compliance within MS's risk limits; approves certain excesses of MS risk limits; reviews material market, credit and operational risks; reviews results of risk management processes with the Audit Committee.

The Internal Audit Department provides independent risk and control assessment and reports to the Audit Committee and administratively to the Chief Legal Officer. The Internal Audit Department examines MS's operational and control environment and conducts audits designed to cover all major risk categories.

The Market Risk, Credit Risk, Operational Risk, Financial Control, Treasury and Legal and Compliance Departments (collectively, the "Company Control Groups"), which are all independent of MS's business units, assist senior management and the Firm Risk Committee in monitoring and controlling MS's risk through a number of control processes. MS is committed to employing qualified personnel with appropriate expertise in each of its various administrative and business areas to implement effectively MS's risk management and monitoring systems and processes.

Each business unit has a risk committee that is responsible for ensuring that the business unit, as applicable adheres to established limits for market, credit, operational and other risks; implements risk measurement, monitoring, and management policies and procedures that are consistent with the risk framework established by the Firm Risk Committee; and reviews, on a periodic basis, its aggregate risk exposures, risk exception experience, and the efficacy of its risk identification, measurement, monitoring, and management policies and procedures, and related controls.

Note 3 - Legal

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a subsidiary of a diversified financial services institution. Certain of the actual or threatened legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers that would otherwise be the primary defendants in such cases are bankrupt or in financial distress.

The Company is also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding the Company's business, including, among other matters, accounting and operational matters, certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

The Company contests liability and/or the amount of damages as appropriate in each pending matter. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases where claimants seek substantial or indeterminate damages or where investigations and proceedings are in the early stages, the Company cannot predict with certainty the loss or range of loss, if any, related to such matters, how or if such matters will be resolved, when they will ultimately be resolved, or what the eventual settlement, fine, penalty

or other relief, if any, might be. Subject to the foregoing, the Company believes, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will not have a material adverse effect on the financial condition of the Company. There are currently no legal reserves recorded by the Company.

Note 4 – Income Taxes

The Company is included in the consolidated federal income tax return filed by MS and certain other subsidiaries. Federal income taxes have been provided on a separate entity basis. The Company files separate entity state and local tax returns and is included in various unitary and combined tax filings. Accordingly, state and local income taxes have been provided on separate entity income based upon the separate company and unitary/combined effective tax rates.

In accordance with the terms of the Tax Allocation Agreement with MS, all current and deferred federal and unitary/combined state taxes are offset with other intercompany balances with MS.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. There are no deferred tax assets or liabilities recorded on the Company's books.

It is reasonably possible that significant changes in the gross balance of unrecognized tax benefits may occur within the next twelve months. However, at this time it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the effective rate over the next twelve months.

The Company, through its inclusion in MS's returns, is under continuous examination by the Internal Revenue Service ("IRS") and states in which MS has significant business operations, such as New York. The IRS is scheduled to conclude the fieldwork portion of their examination in the second half of 2009. MS regularly assesses the likelihood of additional assessments in each of the taxing jurisdictions resulting from these and subsequent years' examinations. MS has established unrecognized tax benefits that MS believes are adequate in relation to the potential for additional assessments. Once established, MS adjusts unrecognized tax benefits only when more information is available or when an event occurs necessitating a change. The Company believes that the resolution of tax matters will not have a material effect on the statement of financial condition of the Company, although a resolution could have a material impact on the Company's statement of income for a particular future period and on the Company's effective income tax rate for any period in which such resolution occurs.

The following are the major tax jurisdictions in which MS and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	**Tax Year**
United States	1999
New York State and City	2002

Note 5 - Regulatory Requirements

The Company is a registered broker-dealer, and accordingly, is subject to the net capital rules of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). Under these rules, the Company is required to maintain minimum Net Capital, as defined under SEC Rule 15c3-1, equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At November 30, 2008, the Company had net capital of $8,171, which was $7,879 in excess of its required minimum net capital of $292. The Company's ratio of aggregate indebtedness to net capital at November 30, 2008 was 0.54 to 1.00.

Note 6 – Subsequent Event

On December 16, 2008, the Board of Directors of MS approved a change in the firm's fiscal year end from November 30 to December 31 of each year. This change to a calendar year reporting cycle will begin January 1, 2009. As a result, the Company will include the month to date December 2008 results in the results for the thirteen month period ending December 31, 2009.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2009

Morgan Stanley Distribution, Inc.
100 Front Street, Suite 400
West Conshohocken, PA 19428

In planning and performing our audit of the statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company") as of November 30, 2008 (on which we issued our report dated January 27, 2009), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP